DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca


05005194

December 30,2004

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 12 2005
WASH. D.C. 185 SECTION

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per:
Donna L. Ornstein
Legal Assistant

DO/ram
Encls.

PROCESSED
JAN 18 2005
THOMSON FINANCIAL

December 30, 2004

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 6)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	October 19, 2004
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	December 13, 2004 December 23, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Not Applicable
(e)	News Releases	December 13, 2004 December 23, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods and following each fiscal year-end, and Management Discussion and Analysis	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section127

Filed Date and Time: October 19, 2004 04:50 PM Pacific Time

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

Date of Change of Directors
September 27, 2004

Director(s) who have ceased to be Directors

Last Name, First Name Middle Name:
HUOT , R. TIMOTHE

Mailing Address:
616 ROBITAILLE
LONGUEUIL, QUE J4P1C3

Delivery Address:
616 ROBITAILLE
LONGUEUIL, QUE J4P1C3

Director(s) as at September 27, 2004

Last Name, First Name Middle Name:
AUSTON, JOHN S.

Mailing Address:
2 5402 WEST VISTA CRESCENT
WEST VANCOUVER BC V7W3H3

Delivery Address:
2 5402 WEST VISTA CRESCENT
WEST VANCOUVER BC V7W3H3

Last Name, First Name Middle Name:
DEMARE, NICK

Mailing Address:
4338 FRANCES STREET
BURNABY BC V5C2R3

Delivery Address:
4338 FRANCES STREET
BURNABY BC V5C2R3

Last Name, First Name Middle Name:
FARRIS, J. HAIG DEB.

Mailing Address:
P.O. BOX 63,
1299 FAIRWEATHER ROAD
BOWEN ISLAND BC V0N1G0

Delivery Address:
P.O. BOX 63,
1299 FAIRWEATHER ROAD
BOWEN ISLAND BC V0N1G0

Last Name, First Name Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
UNIT 44 2351 PARKWAY BLVD
COQUITLAM BC V3E3P2

Delivery Address:
UNIT 44 2351 PARKWAY BLVD
COQUITLAM BC V3E3P2

Last Name, First Name Middle Name:
MEYER, WILLIAM

Mailing Address:
728 GUILTNER STREET
COQUITLAM, BC V3J4M5

Delivery Address:
728 GUILTNER STREET
COQUITLAM, BC V3J4M5

Last Name, First Name Middle Name:
WOLODARSKY, WILLIAM

Mailing Address:
3048 3RD ST SW
CALGARY, ALBERTA T2S1V1

Delivery Address:
3048 3RD ST SW
CALGARY, ALBERTA T2S1V1



Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

NOTICE OF CHANGE OF DIRECTORS

Form 10 – BC COMPANY

Section127 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act.* Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

235315

B NAME OF COMPANY

GGL DIAMOND CORP.

C DATE OF CHANGE OF DIRECTORS

YYYY / MM / DD

2004/09/27

D FULL NAMES OF NEW DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME

E FULL NAMES OF PERSONS WHO HAVE <u>CEASED</u> TO BE DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME
HUOT	R.	TIMOTHE

F DIRECTOR NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address and mailing address (if different) of **ALL** of the company's directors as at the date of change noted in Box C. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
HRKAC	RAYMOND	ANDREW	

	DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS	675 WEST HASTINGS STREET, SUITE 904, VANCOUVER	BC	CANADA	V6B 1N2
MAILING ADDRESS	675 WEST HASTINGS STREET, SUITE 904, VANCOUVER	BC	CANADA	V6B 1N2

LAST NAME	FIRST NAME	MIDDLE NAME
WOLODARSKY	WILLIAM	

	ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS	3048 - 3RD STREET S.W., CALGARY	AB	CANADA	T2S 1V1
MAILING ADDRESS	3048 - 3RD STREET S.W., CALGARY	AB	CANADA	T2S 1V1

LAST NAME	FIRST NAME	MIDDLE NAME	
DEMARE	NICK		

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
1305 - 1090 WEST GEORGIA STREET, VANCOUVER	BC	CANADA	V6E 3V7
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
1305 - 1090 WEST GEORGIA STREET, VANCOUVER	BC	CANADA	V6E 3V7

LAST NAME	FIRST NAME	MIDDLE NAME	
deB. FARRIS	J.	HAIG	

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
675 WEST HASTINGS STREET, SUITE 904, VANCOUVER	BC	CANADA	V6B 1N2
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
675 WEST HASTINGS STREET, SUITE 904, VANCOUVER	BC	CANADA	V6B 1N2

LAST NAME	FIRST NAME	MIDDLE NAME	
MEYER	WILLIAM		

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
1200 - 543 GRANVILLE STREET, VANCOUVER	BC	CANADA	V6C 1X8
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
1200 - 543 GRANVILLE STREET, VANCOUVER	BC	CANADA	V6C 1X8

LAST NAME	FIRST NAME	MIDDLE NAME	
AUSTON	JOHN	S.	

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
#2 - 5402 WEST VISTA COURT, WEST VANCOUVER	BC	CANADA	V7W 3H3
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
#2 - 5402 WEST VISTA COURT, WEST VANCOUVER	BC	CANADA	V7W 3H3

G CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
RAYMOND A. HRKAC	X 	

Exemption No. 82-[illegible]

GGL DIAMOND CORP.

904 – 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

December 13, 2004

PRESS RELEASE

GGL Diamond Corp. sees excellent and multiple opportunities to find diamonds in numerous project areas.

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) provided an update and outlook on exploration activities and results in the quarterly report for the nine months ended Aug. 31, 2004. (Please go to http://www.ggldiamond.com/invest-financial_report.cfm for the Management Discussion & Analysis (MD&A) and financial statements for the period.)

In the report, the Company notes that it has "excellent and multiple chances for finding diamonds" on its 100%-owned claims in the Slave Craton area, in the Northwest Territories – a large land package which it has managed to maintain and explore to the present final exploration and drilling stage.

Mr. Hrkac also stated in the report that the Company is pursuing joint ventures with suitable and capable partners in order to finance exploration and development for some of GGL's properties.

To summarize the third quarter report:

Doyle Lake: De Beers Joint Venture: De Beers is in the process of completing the lease requirements for the joint venture mineral claims LA 4 to LA 9 inclusive, the fractional claims Extra 2 to Extra 4 inclusive, and the Extra 10. Five potential kimberlite targets have been identified on these claims. A ground gravity survey is now 60% complete, with the remaining area to be completed this winter. The drill targets found to date at the De Beers/GGL Doyle property provide an excellent opportunity for the discovery of one or more diamondiferous kimberlites. The Company is carried as to its 40% interest and is not required to fund exploration.

Doyle Lake: GGL 100%-owned claims: The Company collected 39 kimberlite indicator mineral samples from five areas on its 100% owned Doyle claims which, based on unexplained indicator minerals, have the potential to host diamondiferous kimberlite pipes. A legal survey has been completed and preparations are in progress to lease the ten-year-old claims.

Analysis has shown that the 100% owned diamondiferous sill at Doyle Lake has high diamond-bearing potential and the Company plans to continue its exploration and evaluation efforts.

CH project area: The results of an airborne geophysical survey, completed last quarter and covering eight claims at Courageous and four at Seahorse, is currently being evaluated. These results, in addition to indicator mineral analyses on these and other CH properties including Winter Lake and Zip-de, will assist the Company to identify and prioritize numerous drilling opportunities. Recent work on these claims brings the total number of indicator mineral trains that need to be prioritized for drilling, to 33. One of the new targets at Courageous appears to be over six hectares, while one of the new targets at Seahorse may be approaching 25 hectares. Interpretation of the final data from the airborne survey will be needed to confirm these dimensions.

Fishback Lake – Big Hole: As previously reported, spring 2004 drilling on the Big Hole was terminated due to excessive deviation from the planned direction of 165°, but preliminary analysis reflects positive evidence for the presence of kimberlite. New claims have been staked in the area and the old claims over the "Big Hole" are being taken to lease. A further 59 indicator mineral samples have been taken and preliminary visual results point to another kimberlite in the area.

The "Big Hole" and two other geophysical targets in the same lake are being evaluated for a winter drill program.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

December 23, 2004

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF UP TO $400,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company is raising gross proceeds of up to $400,000 by way of a non-brokered private placement of flow-through shares. The Company will sell up to 2,000,000 flow-through shares at a price of $0.20 per flow-through share.

The Company will incur the gross proceeds for the flow-through private placement on mineral exploration expenditures and will renounce the subscription proceeds so incurred to the subscribers effective December 31, 2004.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.